UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___    Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______   No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 23, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: July 23, 2021

AENZA S.A.A AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2020 AND JUNE 30, 2021 (UNAUDITED)

AENZA S.A.A AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2020 AND JUNE 30, 2021 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As of	As of			As of	As of
		December 31,	June 30,			December 31,	June 30,
	Note	2020	2021		Note	2020	2021

Current assets				Current liabilities
Cash and cash equivalents	8	900,168	826,879	Borrowings	15	452,884	470,459
Trade accounts receivables, net	9	703,167	766,400	Bonds	16	58,446	60,606
Work in progress	10	186,433	279,464	Trade accounts payable	17	1,097,167	1,126,473
Accounts receivable from related parties	11	27,338	28,607	Accounts payable to related parties	11	43,818	44,184
Other accounts receivable	12	433,531	426,331	Current income tax		34,494	19,005
Inventories, net		552,000	554,896	Other accounts payable	18	718,406	890,169
Prepaid expenses		22,972	26,239	Other provisions	19	92,757	103,326
Total current assets		2,825,609	2,908,816	Total current liabilities		2,497,972	2,714,222

Non-current assets				Non-current liabilities
Trade accounts receivable, net	9	730,666	751,466	Borrowings	15	445,436	406,402
Accounts receivable from related parties	11	620,071	619,462	Bonds	16	874,313	858,265
Prepaid expenses		22,264	24,681	Trade accounts payable	17	40,502	38,036
Other accounts receivable	12	328,223	347,147	Other accounts payable	18	183,232	151,257
Investments in associates and joint ventures	13	35,516	35,844	Accounts payable to related parties	11	36,297	37,577
Investment property		26,073	23,514	Other provisions	19	336,609	354,326
Property, plant and equipment, net	14	405,469	377,651	Deferred income tax liability		102,907	108,741
Intangible assets, net	14	791,990	755,555	Total non-current liabilities		2,019,296	1,954,604
Right-of-use assets, net	14	64,518	56,783	Total liabilities		4,517,268	4,668,826
Deferred income tax asset		262,165	282,426
Total non-current assets		3,286,955	3,274,529	Equity	20
				Capital		871,918	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		1,131,574	1,131,574
				Other reserves		(169,234)	(176,450)
				Retained earnings		(728,637)	(790,234)
				Equity attributable to controlling interest in the Company		1,267,606	1,198,793
				Non-controlling interest		327,690	315,726
				Total equity		1,595,296	1,514,519
Total assets		6,112,564	6,183,345	Total liabilities and equity		6,112,564	6,183,345

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2020	2021
		(as restated)

Revenues from construction activities		803,701	1,070,058
Revenues from services provided		485,602	559,795
Revenue from real estate and sale of goods		156,235	254,337
		1,445,538	1,884,190

Cost of construction activities		(784,176)	(1,018,534)
Cost of services provided		(438,602)	(473,273)
Cost of real estate and sale of goods		(124,701)	(204,287)
	21	(1,347,479)	(1,696,094)
Gross profit		98,059	188,096

Administrative expenses	21	(82,713)	(95,456)
Other income and expenses	22	(8,116)	(2,901)
Operating profit		7,230	89,739

Financial expenses	23	(79,920)	(117,840)
Financial income	23	6,702	2,704
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	1,519	1,061
Loss before income tax		(64,469)	(24,336)
Income tax expense		(6,157)	(20,474)
Loss for the period		(70,626)	(44,810)

(Loss) profit attributable to:
Owners of the Company		(69,795)	(61,597)
Non-controlling interest		(831)	16,787
		(70,626)	(44,810)

Loss per share attributable to owners of the
Company during the period	27	(0.080)	(0.071)

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period
	ended June 30,
	2020	2021

Loss for the period	(70,626)	(44,810)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	(67)	-
Foreign currency translation adjustment, net of tax	(15,238)	(8,060)
Exchange difference from net investment in a foreign operation, net of tax	(127)	132
Other comprehensive income for the period, net of tax	(15,432)	(7,928)
Total comprehensive income for the period	(86,058)	(52,738)

Comprehensive income attributable to:
Owners of the Company	(80,791)	(68,813)
Non-controlling interest	(5,267)	16,075
	(86,058)	(52,738)

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED JUNE 30, 2020 AND 2021
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085
Loss for the period	-	-	-	-	-	-	(69,795)	(69,795)	(831)	(70,626)
Cash flow hedge	-	-	-	-	-	(64)	-	(64)	(3)	(67)
Foreign currency translation adjustment	-	-	-	-	-	(10,806)	-	(10,806)	(4,432)	(15,238)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(126)	-	(126)	(1)	(127)
Comprehensive income of the period	-	-	-	-	-	(10,996)	(69,795)	(80,791)	(5,267)	(86,058)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(61,684)	(61,684)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(10,238)	(10,238)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(71,922)	(71,922)
Balances as of June 30, 2020	871,918	871,918	132,011	29,974	1,132,179	(188,502)	(580,561)	1,397,019	321,086	1,718,105

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(61,597)	(61,597)	16,787	(44,810)
Foreign currency translation adjustment	-	-	-	-	-	(7,348)	-	(7,348)	(712)	(8,060)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	132	-	132	-	132
Comprehensive income of the period	-	-	-	-	-	(7,216)	(61,597)	(68,813)	16,075	(52,738)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(11,210)	(11,210)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(16,829)	(16,829)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(28,039)	(28,039)
Balances as of June 30, 2021	871,918	871,918	132,011	29,974	1,131,574	(176,450)	(790,234)	1,198,793	315,726	1,514,519

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2020	2021
		(as restated)
OPERATING ACTIVITIES
Loss before income tax		(64,469)	(24,336)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	21	54,180	51,114
Amortization	21	50,655	48,555
Impairment of accounts receivable and other accounts receivable		1,654	542
Reversal of impairment of inventories		(1,071)	-
Debt condonation		(183)	-
Reversal of property, plant and equipment		(258)	(1,323)
Change in the fair value of the liability for put option		636	-
Other provisions		13,890	18,392
Financial expense,net		116,612	125,432
Impairment of work in progress		13,487	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	(1,519)	(1,061)
Reversal of provisions		(7,420)	(3,096)
Disposal of assets		704	1,024
Profit on sale of property, plant and equipment		(186)	(60)
(Profit) loss on remeasurement of accounts receivable		(1,379)	21,415
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		317,970	(175,833)
Other accounts receivable		42,266	(21,116)
Other accounts receivable from related parties		(61,254)	(25,616)
Inventories		(48,683)	(2,206)
Pre-paid expenses and other assets		(7,064)	(5,684)
Trade accounts payable		(174,737)	26,840
Other accounts payable		95,387	122,051
Other accounts payable to related parties		16,032	1,778
Other provisions		(1,525)	(2,086)
Interest payment		(68,666)	(66,699)
Payments for purchases of intangibles - Concessions		(855)	(1,490)
Payment of income tax		(63,648)	(36,689)
Net cash provided by operating activities		220,556	49,848

INVESTING ACTIVITIES
Sale of property, plant and equipment		6,710	4,763
Interest received		2,433	1,081
Dividends received		-	753
Payment for purchase of investments properties		(20)	(93)
Payments for intangible purchase		(37,981)	(8,368)
Payments for property, plant and equipment purchase		(18,842)	(11,850)
Net cash applied to investing activities		(47,700)	(13,714)

FINANCING ACTIVITIES
Loans received		59,566	53,751
Amortization of loans received		(136,179)	(116,662)
Amortization of bonds issued		(16,745)	(24,078)
Dividends paid to non-controlling interest		(54,270)	(11,210)
Cash received (return of contributions) from non-controlling shareholders		(10,238)	(16,829)
Net cash applied to financing activities		(157,866)	(115,028)
Net increase (net decrease) in cash		14,990	(78,894)
Exchange difference		(16,815)	5,605
Cash and cash equivalents at the beginning of the period		950,701	900,168
Cash and cash equivalents at the end of the period	8	948,876	826,879

NON-CASH TRANSACTIONS:
Capitalization of interests		2,815	856
Acquisition of assets through finance leases		32	58
Acquisition of subsidiary debt		17,440	-
Dividends declared to non-controlling interest		7,414	-
Acquisition of right-of-use assets		7,979	4,060
Acquisition of supplier bonds		25,871	-

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020 AND JUNE 30, 2021 (UNAUDITED)

1.	GENERAL INFORMATION

a)	Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) is the parent Company of the AENZA S.A.A. Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The General Shareholder’s Meeting on November 2, 2020 approved the modification of the Company’s corporate name from Graña y Montero S.A.A. to AENZA S.A.A. which is effective as of February 4, 2021.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended June 30, 2021 were authorized by Management and Board of Directors on July 23, 2021.

The consolidated financial statements for the year ended December 31, 2020, have been prepared and issued with authorization of Management and the Board of Directors on March 5, 2021, and were approved on the General Shareholders’ Meeting held on March 31, 2021.

Since the date the financial statements were submitted to our shareholders for their approval, until the date of presentation to the Securities and Exchange Commission of the financial information attached to the annual report 20F, subsequent events with material impact on our results occurred and as a result, and in compliance with International Financial Reporting Standards (IFRS), we have recorded such impacts herein. This was revealed through a relevant information communication on May 17, 2021. The events referred to previously, are related mainly to the considerable progress in the negotiations of the Company’s plea bargain agreement, which allowed us to reassess our estimate of our exposure to the contingencies including within its scope. As a result, the amounts included in our financial statements were restructured.

After the filing of the Form 20-F, the Company signed an “Acta de Acuerdo Preparatorio de Colaboracion y Beneficios” (the “Agreement”), with the “Procuraduria Publica ad Hoc”. who dedicate themselves exclusively to the knowledge of investigations related to Crimes of Corruption of Officials and related incurred by the company Odebrecht and others (the “Prosecutor's Office” and with the ad hoc Public Prosecutor's Office for investigations and processes related to crimes of corruption of officials, money laundering and related assets incurred by the company Odebrecht and others (the "Office of the Attorney General"). Pursuant to the Agreement, the Company assumed an obligation to pay a civil penalty, which is within the estimates included in such financial information. The effects of the Effective Collaboration Agreement will enter into force as of their judicial approval.

The consolidated restructured financial statements for the year ended December 31, 2020 have been prepared and issued with authorization of Management and the Board of Directors on June 9, 2021 to ensure consistency between the information presented to the markets in which the Company’s securities are traded, and were approved on the General Mandatory Shareholder’s Meeting held on July 6, 2021.

c)	Acta de Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement”

Pursuant to the Agreement executed on May 21, 2021, AENZA S.A.A. accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$40.7 million.  The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197 million through a trust that includes shares issued by a subsidiary of AENZA, a mortgage on a real estate asset and debt service guaranty account. Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years.  As of June 30, 2021, we registered the present value of the amounts described before, which amount to S/154 million and US$17.2 million (totaling S/220.5 million).

The civil penalty covers the total contingency to which the Company was exposed because of the investigations revealed in the notes to the financial statements since 2017. Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement.

The Company is currently evaluating the changes to its Financial Plan approved on November 2, 2020 to repay the final amount of the civil penalty.

d)	Current situation of the Company

As of June 30, 2021, contingencies held by the Corporation are substantially the same as those existing as of December 31, 2020.

e)	New state of emergency due to COVID

On July 10, 2021, the Peruvian Government extended the State of National Emergency for a period of 30 days as a result of COVID-19. Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until August 31, 2021. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities and have not been significantly impacted by the pandemic.

The Company’s Management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond the control of Management may arise that require modifying the established business plan. A further spread of Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations.

Citizen immobilization, the restriction of activities of strategic companies as well as the paralysis of public entities have affected the execution of investment projects as well as the performance of exploration activities, until the date of approval of the financial statements, it is not expected that operations and going concern will be affected.

2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements for the period ended June 30, 2021 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2020.

3.1	Account balance reclassified as of June 30, 2020

Information on the subsidiary Adexus S.A. is presented. (hereinafter “Adexus”), whose main activity is to provide information technology solutions mainly in Chile and Peru, as of June 30, 2020 the subsidiary was recognized as a non-current asset held for sale; However, as of September 30, 2020, it was reclassified as a continuing operation for the reasons set forth in note 28.

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

		For the period ended June 30, 2020
	Reported	Adexus	As restated
Revenues from construction activities	803,701	-	803,701
Revenues from services provided	425,749	59,853	485,602
Revenue from real estate and sale of goods	135,577	20,658	156,235
	1,365,027	80,511	1,445,538
Cost of construction activities	(784,176)	-	(784,176)
Cost of services provided	(379,278)	(59,324)	(438,602)
Cost of real estate and sale of goods	(107,870)	(16,831)	(124,701)
	(1,271,324)	(76,155)	(1,347,479)
Gross profit	93,703	4,356	98,059
Administrative expenses	(72,275)	(10,438)	(82,713)
Other income and expenses	(8,116)	-	(8,116)
Operating loss	13,312	(6,082)	7,230
Financial expenses	(74,208)	(5,712)	(79,920)
Financial income	6,650	52	6,702
Share of the profit or loss of associates and joint ventures accounted for using the equity method	1,519	-	1,519

Loss before income tax	(52,727)	(11,742)	(64,469)
Income tax expense	(8,983)	2,826	(6,157)
Loss from continuing operations	(61,710)	(8,916)	(70,626)
(Loss) profit from discontinued operations	(8,916)	8,916	-
Loss for the period	(70,626)	-	(70,626)
Loss attributable to:
Owners of the Company	(69,795)	-	(69,795)
Non-controlling interest	(831)	-	(831)
	(70,626)	-	(70,626)

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1	Financial risk factors
The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

i)	Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2020 and June 30, 2021, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate in effect at that date, according to the currency exchange rate:

	At December 31, 2020	At June 30, 2021

Soles (a)	3.624	3.866
Chilean Pesos (b)	711.24	727.76
Colombian Pesos (c)	3,432.50	3,756.67

(a)	Soles published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS).
(b)	Chilean pesos published by the Central Bank of Chile.
(c)	Colombian pesos published by Banco of the Republica of Colombia.

The consolidated statement of financial position includes the following:

	As of December 31, 2020		As of June 30, 2021
	S/(000)	USD(000)	S/(000)	USD(000)

Assets	2,125,400	586,479	2,280,274	589,828
Liabilities	1,165,475	321,599	2,023,607	523,437

For the periods ended June 30, 2020 and 2021, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2020	2021
Gain	259,174	184,352
Loss	(260,712)	(197,942)

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Corporation cash flows enabled it to meet its obligations. Due to the COVID-19 pandemic (Note 1-e), the Corporation has implemented various actions to reduce its exposure to liquidity risk, and has developed a Financial Plan based on several steps, which were designed assuming attaining a plea bargain agreement within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

The Corporation’s Corporate Finance Office monitors rolling forecasts of the Corporation’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

As of December 31, 2020	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except non-financial liabilities)	1,001,470	40,502	-	-	1,041,972
Accounts payables to related parties	43,818	35,461	-	836	80,115
Other accounts payables (except non-financial liabilities)	288,037	2,185	115,321	-	405,543
	1,944,734	477,542	739,723	1,015,978	4,177,977

As of June 30, 2021	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	461,270	48,105	259,574	50,959	819,908
Finance leases	13,229	10,977	29,306	7,796	61,308
Lease liability for right-of-use asset	21,781	21,579	25,026	12,588	80,974
Bonds	130,116	172,239	444,481	859,599	1,606,435
Trade accounts payables (except non-financial liabilities)	1,107,871	9,723	19,927	12,132	1,149,653
Accounts payables to related parties	44,184	36,741	-	836	81,761
Other accounts payables (except non-financial liabilities)	292,772	2,066	107,026	-	401,864
	2,071,223	301,430	885,340	943,910	4,201,903

4.2	Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital. In 2017 the situation of the Corporation had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note 15). In extraordinary events as explained in Note 1, the Corporation identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2020 and June 30, 2021, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.07 to 0.70.

	At December 31, 2020	At June 30, 2021
Total financial liabilities and bonds (Note 15 and Note 16)	1,831,079	1,795,732
Less: Cash and cash equivalents (Note 8)	(900,168)	(826,879)
Net debt	930,911	968,853
Total equity	1,595,296	1,514,519
Total capital	2,526,207	2,483,372
Gearing ratio	0.37	0.39

4.3	Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s liabilities measured at fair value:

Level 3
As of December 31, 2020

Financial liabilities
Other financial entities (Note 15-b)	152,523

As of June 30, 2021

Financial liabilities
Other financial entities (Note 15-b)	162,549

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2020.

6.	SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; however, economic activities temporarily restricted due to COVID-19 pandemic and government measures implemented to contain the spread of the virus. As a result, this situation affected negatively Corporation's revenues and financial position (Note 1.e).

7.	OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to Real State segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	425,939	37,614	25,014	111,602	565	38,043	64,390	-	703,167
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	323,084	27,900	23,631	13,220	197	10,446	35,051	2	433,531
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972
Total current assets	1,492,252	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,825,609

Long-term trade accounts receivable, net	53,036	-	15,740	632,214	-	2,181	27,495	-	730,666
Long-term accounts receivable from related parties	315,393	-	14,508	-	11,103	-	611,498	(332,431)	620,071
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	-	7,346	54,237	60,696	-	328,223
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	53,536	5,123	262,165
Total non-current assets	1,109,599	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,286,955
Total assets	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	861,833	51,225	51,221	32,637	61	42,565	57,625	-	1,097,167
Accounts payable to related parties	185,104	1,083	17,738	21,531	-	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	525,195	12,905	35,997	6,719	766	91,976	40,252	4,596	718,406
Provisions	8,876	18,943	1,659	-	-	492	62,787	-	92,757
Total current liabilities	1,843,158	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,497,972

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	140,605	-	11,623	231	2,762	23,357	4,654	-	183,232
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	186,886	(316,361)	36,297
Provisions	122,503	37,599	26,034	1,925	-	-	148,548	-	336,609
Derivative financial instruments	-	-	-	-	-	-	-	-	-
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907
Total non-current liabilities	441,300	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	2,019,296
Total liabilities	2,284,458	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,517,268
Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	-	238,799	2,885	(111,222)	327,690
Total liabilities and equity	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Operating segments financial position
Segment reporting
		Infrastructure
As of June 30, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	295,439	88,802	106,528	199,901	6,778	91,148	38,283	-	826,879
Trade accounts receivables, net	490,963	61,354	39,785	104,501	1,283	10,660	57,854	-	766,400
Work in progress, net	279,464	-	-	-	-	-	-	-	279,464
Accounts receivable from related parties	99,824	90	47,019	3,689	30	2,194	112,496	(236,735)	28,607
Other accounts receivable	314,954	27,933	29,541	11,326	751	6,623	35,201	2	426,331
Inventories, net	61,702	40,294	8,327	32,637	38	411,879	1,823	(1,804)	554,896
Prepaid expenses	7,942	1,993	5,974	810	54	-	9,466	-	26,239
Total current assets	1,550,288	220,466	237,174	352,864	8,934	522,504	255,123	(238,537)	2,908,816
Non-current assets classified as held for sale	-	-	-	-	-	-	-	-	-
Total current assets	1,550,288	220,466	237,174	352,864	8,934	522,504	255,123	(238,537)	2,908,816

Long-term trade accounts receivable, net	71,413	-	15,796	647,504	-	-	16,753	-	751,466
Long-term accounts receivable from related parties	316,574	-	14,788	-	11,319	-	629,089	(352,308)	619,462
Prepaid expenses	-	981	21,530	1,970	710	-	-	(510)	24,681
Other long-term accounts receivable	163,736	77,727	-	-	7,346	57,090	41,248	-	347,147
Investments in associates and joint ventures	108,423	8,571	-	-	-	6,095	1,302,543	(1,389,788)	35,844
Investment property	-	-	-	-	-	23,514	43,540	(43,540)	23,514
Property, plant and equipment, net	159,773	154,505	8,117	698	134	8,028	13,817	32,579	377,651
Intangible assets, net	146,258	237,964	346,066	625	-	787	18,300	5,555	755,555
Right-of-use assets, net	5,989	6,334	5,700	80	26	2,969	47,747	(12,062)	56,783
Deferred income tax asset	179,922	2,555	8,805	-	772	18,775	66,435	5,162	282,426
Total non-current assets	1,152,088	488,637	420,802	650,877	20,307	117,258	2,179,472	(1,754,912)	3,274,529
Total assets	2,702,376	709,103	657,976	1,003,741	29,241	639,762	2,434,595	(1,993,449)	6,183,345

Liabilities.-
Borrowings	240,057	28,313	3,332	48	18	84,665	126,356	(12,330)	470,459
Bonds	4,784	-	33,502	22,320	-	-	-	-	60,606
Trade accounts payable	910,293	42,260	44,314	27,660	204	36,772	64,970	-	1,126,473
Accounts payable to related parties	176,079	909	41,118	27,220	29	18,798	16,286	(236,255)	44,184
Current income tax	13,885	640	3,804	-	182	-	494	-	19,005
Other accounts payable	659,964	19,013	41,818	7,708	829	104,647	51,280	4,910	890,169
Provisions	15,524	17,796	1,670	-	-	512	67,824	-	103,326
Total current liabilities	2,020,586	108,931	169,558	84,956	1,262	245,394	327,210	(243,675)	2,714,222

Borrowings	17,228	112,799	2,505	34	9	6,418	291,531	(24,122)	406,402
Long-term bonds	22,560	-	232,983	602,722	-	-	-	-	858,265
Long-term trade accounts payable	-	-	-	-	-	-	38,036	-	38,036
Other long-term accounts payable	110,645	-	10,073	198	3,022	24,611	2,708	-	151,257
Long-term accounts payable to related parties	111,387	-	836	37,577	24,671	-	198,043	(334,937)	37,577
Provisions	128,492	40,274	30,406	2,601	-	-	152,553	-	354,326
Deferred income tax liability	25,578	41,693	-	41,470	-	-	-	-	108,741
Total non-current liabilities	415,890	194,766	276,803	684,602	27,702	31,029	682,871	(359,059)	1,954,604
Total liabilities	2,436,476	303,697	446,361	769,558	28,964	276,423	1,010,081	(602,734)	4,668,826
Equity attributable to controlling interest in the Company	211,951	378,352	154,508	175,637	277	137,001	1,421,658	(1,280,591)	1,198,793
Non-controlling interest	53,949	27,054	57,107	58,546	-	226,338	2,856	(110,124)	315,726
Total liabilities and equity	2,702,376	709,103	657,976	1,003,741	29,241	639,762	2,434,595	(1,993,449)	6,183,345

Operating segment performance
Segment Reporting
		Infrastructure
For the period ended June 30, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	963,206	178,837	193,267	167,652	1,681	32,298	119,976	(211,379)	1,445,538
Gross profit (loss)	29,801	23,142	15,951	50,916	425	6,573	(863)	(27,886)	98,059
Administrative expenses	(57,119)	(8,026)	(8,525)	(6,770)	(208)	(10,908)	(19,659)	28,502	(82,713)
Other income and expenses, net	3,010	(744)	(13,466)	72	-	419	1,891	702	(8,116)
Operating (loss) profit	(24,308)	14,372	(6,040)	44,218	217	(3,916)	(18,631)	1,318	7,230
Financial expenses	(32,599)	(11,001)	(17,376)	(3,412)	(26)	(6,280)	(22,950)	13,724	(79,920)
Financial income	2,529	489	3,947	2,553	231	3,479	8,400	(14,926)	6,702
Dividends	-	-	-	-	-	-	2,342	(2,342)	-
Share of profit or loss in associates	-	-	-	-	-	-	-	-	-
and joint ventures	134	1,062	-	-	-	(5)	(31,305)	31,633	1,519
(Loss) profit before income tax	(54,244)	4,922	(19,469)	43,359	422	(6,722)	(62,144)	29,407	(64,469)
Income tax	826	(864)	496	(13,256)	(250)	1,412	5,465	14	(6,157)
(Loss) profit for the year	(53,418)	4,058	(18,973)	30,103	172	(5,310)	(56,679)	29,421	(70,626)

(Loss) profit from attributable to:
Owners of the Company	(49,220)	2,608	(16,615)	22,577	172	(1,312)	(56,649)	28,644	(69,795)
Non-controlling interest	(4,198)	1,450	(2,358)	7,526	-	(3,998)	(30)	777	(831)
	(53,418)	4,058	(18,973)	30,103	172	(5,310)	(56,679)	29,421	(70,626)

Operating segment performance
Segment Reporting
		Infrastructure
For the Period ended June 30, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,185,048	234,508	242,925	173,058	1,774	92,783	114,824	(160,730)	1,884,190
Gross profit (loss)	65,341	49,177	28,764	49,450	517	13,673	4,245	(23,071)	188,096
Administrative expenses	(62,993)	(6,467)	(7,876)	(7,625)	(243)	(6,949)	(27,067)	23,764	(95,456)
Other income and expenses, net	(3,407)	(405)	(1,836)	1,317	(7)	957	136	344	(2,901)
Operating (loss) profit	(1,059)	42,305	19,052	43,142	267	7,681	(22,686)	1,037	89,739
Financial expenses	(50,228)	(6,703)	(14,081)	(5,291)	(58)	(6,266)	(46,864)	11,651	(117,840)
Financial income	928	368	1,269	308	276	1,365	9,777	(11,587)	2,704
Dividends	-	-	-	-	-	-	5,856	(5,856)	-
Share of profit or loss in associates
and joint ventures	(1,469)	1,244	-	-	-	-	(1,941)	3,227	1,061
(Loss) profit before income tax	(51,828)	37,214	6,240	38,159	485	2,780	(55,858)	(1,528)	(24,336)
Income tax	1,372	(10,952)	(2,369)	(11,901)	(208)	(345)	3,926	3	(20,474)
(Loss) profit for the year	(50,456)	26,262	3,871	26,258	277	2,435	(51,932)	(1,525)	(44,810)

(Loss) profit from attributable to:
Owners of the Company	(49,189)	23,370	839	19,693	277	(1,933)	(51,903)	(2,751)	(61,597)
Non-controlling interest	(1,267)	2,892	3,032	6,565	-	4,368	(29)	1,226	16,787
	(50,456)	26,262	3,871	26,258	277	2,435	(51,932)	(1,525)	(44,810)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8.	CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31,	At June 30,
	2020	2021

Cash on hand	996	951
Remittances in-transit	2,340	2,510
Bank accounts (a)	274,582	327,425
Current accounts	161,227	139,474
Banco de la Nación	20,862	14,713
Savings deposits and mutual funds	9,038	13,860
Deposits in financial institutions	83,455	159,378
Escrow account (b)	622,250	495,993
Operational funds	298,435	195,162
Reserve funds	144,737	164,734
Consortium funds	122,088	78,037
Guarantee funds	56,990	58,060
	900,168	826,879

(a)
The Corporation maintains current accounts with local and foreign banks that include time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.15% and 2.70%. Additionally, it includes current accounts in the Banco de la Nacion for the exclusive use of paying tax obligations.

(b)
The Corporation maintains trust accounts in local and foreign banks for the exclusive use of operations in projects and join operations. It also includes reserve funds for the payments of bonds issued by the subsidiaries Tren Urbano de Lima S.A. and Norvial S.A. amounting to S/116 million and S/21 million, respectively, as of June 30, 2021 (S/132 million and S/21 million, respectively, as of December 31, 2020).

9.	TRADE ACCOUNTS RECEIVABLES, NET

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Receivables (net) (a)	753,693	768,518	254,587	268,283	499,106	500,235
Unbilled receivables (net) - Subsidiaries (b)	413,364	470,669	337,244	385,801	76,120	84,868
Unbilled receivables (net) - Concessions (c)	266,776	278,679	111,336	112,316	155,440	166,363
	1,433,833	1,517,866	703,167	766,400	730,666	751,466

a)
Receivables are presented net of impairment and present value discount. The value of the impairment amounts to S/47.4 million (S/47.2 million as of December 31, 2020). The ageing is detailed as follows:

	At December 31, 2020	At June 30, 2021
Current	718,220	703,232
Past due up to 30 days	5,737	12,950
Past due from 31 days up to 90 days	6,801	22,286
Past due from 91 days up to 120 days	2,279	6,343
Past due from 121 days up to 360 days	4,185	7,473
Past due over 360 days	16,471	16,234
	753,693	768,518

As of June 30, 2021, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Cumbra Ingenieria S.A. for S/1.5 million, Viva Negocio Inmobiliario S.A. for S/1.9 million, Concar S.A.C. for S/2.7 million and Cumbra Peru S.A. for S/10.1 million (Concar S.A. for S/2.7 million and Cumbra Peru S.A. for S/12.5 million, as of December 31, 2020).

b)
Unbilled receivables from subsidiaries correspond to the estimates for services rendered that were not billed, valuations in process or pending approval. The balance includes present value discount for S/11.7 million and impairment for S/5.9 million (present value discount for S/12.5 million and impairment for S/5.9 million, as of December 31, 2020), and detailed by subsidiary:

	At	At
	December 31,	June 30,
	2020	2021
Cumbra Peru S.A.	315,878	371,357
Concar S.A.C.	6,298	10,885
Cumbra Ingenieria S.A.	25,823	34,343
UNNA Energia S.A.	1,512	2,203
Adexus S.A.	63,853	51,881
	413,364	470,669

c)	Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms, as detailed below:

	At	At
	December 31,	June 30,
	2020	2021
Tren Urbano de Lima S.A.	235,763	242,249
Survial S.A.	10,611	11,883
Norvial S.A.	15,436	19,138
Concesión Canchaque S.A.C.	4,401	4,799
Concesionaria La Chira S.A.	565	610
	266,776	278,679

10.	WORK IN PROGRESS

This account comprises:

	At	At
	December 31,	June 30,
	2020	2021

Cumbra Peru S.A.	170,965	270,584
Cumbra Ingenieria S.A.	15,468	8,880
	186,433	279,464

Work in progress costs include all those expenses incurred for construction contracts. The Corporation estimates that all costs incurred will be billed and collected.

The main projects of work in progress, grouped by subsidiary, are presented below:

	At	At
	December 31,	June 30,
	2020	2021

Vial y Vives - DSD S.A. - Quebrada Blanca Project	73,337	110,565
Vial y Vives - DSD S.A. - Modernization and expansion of Arauco Plant	24,224	67,784
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	68,701	68,142
Cumbra Peru S.A. - Talara Refinery	15,468	23,321
Others	4,703	9,652
	186,433	279,464

11.	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties
Major transactions for the periods ended June 30, 2020 and 2021 between the Company and its related parties are summarized as follows:

	2020	2021
Revenue from sales of goods and services:
- Joint operations	11,838	6,459
- Associates	911	38
	12,749	6,497

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b)	Balances of transactions with related parties

	As of December 31,		As of June 30,
	2020		2021
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,357	-	9,664	-
Consorcio Rio Mantaro	-	7,655	-	8,148
Consorcio Constructor Chavimochic	-	6,208	-	6,785
Consorcio Peruano de Conservación	3,156	-	576	2,405
Consorcio Vial Quinua	-	2,051	-	2,011
Consorcio Chicama Ascope	2,922	-	3,900	-
Consorcio Inti Punku	-	6,556	2,304	-
Consorcio GyM Conciviles	1,341	1,472	1,430	3,357
Consorcio Manperan	1,057	656	1,992	1,800
Consorcio Italo Peruano	1,520	217	1,366	165
Consorcio Norte Pachacutec	1,077	1,192	1,124	1,213
Consorcio Ermitaño	890	474	1,014	501
Terminales del Peru	501	161	182	160
Consorcio CDEM	1,111	-	71	-
Consorcio GyM-Stracon	-	644	-	192
Otros menores	2,446	2,716	1,963	265
	25,378	30,002	25,586	27,002

Other related parties
Ferrovias S.A.	-	11,139	-	17,182
Peru Piping Spools S.A.C.	1,960	2,677	3,021	-
	1,960	13,816	3,021	17,182
Current portion	27,338	43,818	28,607	44,184

Non-current portion
Gasoducto Sur Peruano S.A.	620,071	-	619,462	-
Ferrovias S.A.	-	12,862	-	13,721
Ferrovias Participaciones S.A.	-	23,435	-	23,856
Non-current	620,071	36,297	619,462	37,577

Receivables and payables are mainly current and do not have specific guarantees.

Accounts receivable from related parties are mainly to sales of goods and services. These balances do not bear interest and as of June 30, 2021 do not require a provision for impairment. The account receivable from Gasoducto Sur Peruano S.A. is presented net of impairment and present value discount; the variation between December 2020 and June 2021, is mainly due to the effect of the exchange difference, generating an income of S/39.5 million; and the impact of the discount rate applied to the calculation of the present value, that generated an expense of S/24.8 million.

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others. Such accounts are not interest bearing because they are short-term.

12.	OTHER ACCOUNTS RECEIVABLE

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Advances to suppliers	76,200	72,431	76,200	72,431	-	-
Income tax on-account payments	48,054	45,699	48,052	45,699	2	-
VAT credit	54,076	48,164	43,498	37,893	10,578	10,271
Guarantee deposits	217,441	248,231	156,123	164,438	61,318	83,793
Claims to third parties	212,565	225,169	108,748	113,024	103,817	112,145
Petroleos del Peru S.A.- Petroperu S.A.	87,826	97,649	17,132	19,922	70,694	77,727
ITAN and other tax receivable	63,003	57,618	30,468	25,569	32,535	32,049
Restricted funds	29,121	9,514	2,092	2,168	27,029	7,346
Rental and sale of equipment - GyM S.A. projects	29,149	31,003	29,149	31,003	-	-
Accounts receivable from personneel	10,957	11,472	10,957	11,394	-	78
Consorcio Panorama	25,026	26,331	-	-	25,026	26,331
Other minors	10,386	4,862	9,738	4,118	648	744
	863,804	878,143	532,157	527,659	331,647	350,484
Impairment	(102,050)	(104,665)	(98,626)	(101,328)	(3,424)	(3,337)
	761,754	773,478	433,531	426,331	328,223	347,147

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At	At
	December 31,	June 30,
	2020	2021
Associates	27,246	27,075
Joint ventures	8,270	8,769
	35,516	35,844

The movement of our investments in associates for the periods ended June 30, 2020 and 2021 is as follows:

	2020	2021
Balance at January 1	37,035	35,516
Dividends received	-	(753)
Conversion adjustment	(10)	20
Balance at June 30	38,544	35,844

Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID, which is currently in process.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

14.	PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the periods ended June 30, 2020 and 2021, is as follows:

	Property, plant and equipment	Intangibles assets	Right-of-use assets
	(a)	(b)	(a)

Net cost at January 1, 2020	463,990	854,227	90,581
Additions	18,896	40,691	7,979
Reclassifications and disposals	(9,960)	(23,648)	(10,046)
Conversion adjustments	(1,945)	(5,654)	(422)
Deductions for sale of assets	(6,463)	-	-
Depreciation, amortization	(39,561)	(50,655)	(13,414)

Net cost at June 30, 2020	424,957	814,961	74,678

Net cost at January 1, 2021	405,469	791,990	64,518
Additions	11,908	11,156	4,060
Reclassifications and disposals	858	478	(267)
Conversion adjustments	2,234	486	275
Deductions for sale of assets	(4,703)	-	-
Depreciation, amortization	(38,115)	(48,555)	(11,803)

Net cost at June 30, 2021	377,651	755,555	56,783

(a)	Property, plant and equipment and right-of-use assets

As of June 30, 2021, additions to property, plant and equipment mainly corresponds to S/7 million in machinery of the engineering and construction segment; and S/1.5 million in equipment of the engineering and construction segment (as of June 30, 2020, S/7.4 million in machinery of the engineering and construction segment; and S/4.9 million in works in progress of the infrastructure segment).

As of June 30, 2021, additions to right-of-use assets comprise lease agreements signed by the Corporation.

For the periods ended June 30, 2020 and 2021, the depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	2020	2021

Cost of services and goods (Note 21)	50,390	46,861
Administrative expenses (Note 21)	3,790	4,253
Total depreciation	54,180	51,114
(-) Depreciation related to investment property	(1,205)	(1,196)
(-) Depreciation related to right-of-use assets (Note 14)	(13,414)	(11,803)
Total depreciation of property, plant and equipment	39,561	38,115

(b)	Intangible assets

As of June 30, 2021, the additions to intangibles correspond mainly to software development for S/3.1 million to the engineering and construction segment; and S/3.6 million for investments in the preparation of wells, concessions and licenses, and other assets corresponding to the infrastructure segment (as of June 30, 2020, for S/35.6 million for investments in the preparation of wells, concessions and licenses, and other assets corresponding to the infrastructure segment).

For the periods ended June 30, 2020 and 2021, the amortization of intangibles is broken down in the statement of income as follows:

	2020	2021
Cost of sales and services (Note 21)	48,492	47,007
Administrative expenses (Note 21)	2,163	1,548
	50,655	48,555

Goodwill

Management reviews businesses results based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:

	At December 31, 2020	At Junio 30, 2021
Engineering and construction	38,211	37,245
Electromechanical	20,735	20,735
	58,946	57,980

The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary Cumbra Peru S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

15.	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Bank loans (a)	571,659	547,517	409,272	423,838	162,387	123,679
Finance leases	52,391	51,942	13,635	10,167	38,756	41,775
Lease liability for right-of-use asset	72,726	68,653	19,950	17,766	52,776	50,887
Other financial entities (b)	201,544	208,749	10,027	18,688	191,517	190,061
	898,320	876,861	452,884	470,459	445,436	406,402

(a)	Bank loans

As of December 31, 2020 and June 30, 2021, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.5% and 11.0% in 2020 and between 0.5% and 13.5% in 2021.

			Current		Non-current
			At	At	At	At
	Interest	Date of	December 31,	June 30,	December 31,	June 30,
	rate	maturity	2020	2021	2020	2021

Cumbra Peru S.A. (i)	0.90% / 13.54%	2025	222,924	232,931	19,977	13,181
UNNA Energia S.A. (ii)	3.06% / 6.04%	2027	24,950	22,787	99,474	110,498
AENZA S.A.A. (iii)	9.10% / 10.10%	2022	51,977	70,153	39,618	-
Adexus S.A.	0.50% / 1.15%	2021	19,224	18,166	-	-
Viva Negocio Inmobiliario S.A.	6.85% / 11.00%	2022	90,197	79,801	3,318	-
			409,272	423,838	162,387	123,679

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant Cumbra Peru S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant Cumbra Peru S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of the Company and Cumbra Peru S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of Cumbra Peru S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD S.A. and Concesionaria Via Expresa Sur S.A. The loan matured in July 2020, which maturity was extended, most recently, until May 31, 2021. At the date of this report, the extension addendum, reviewed and agreed by the Parties participating in the Framework Agreement, is in the process of being formalized. This delay has not generated and will not generate any contingency for the Company or its subsidiaries that participate in these agreements.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount of Tranche A pending payment.

As of June 30, 2021, the account receivable rate and unbilled receivable rate reached 43% and 153%, respectively. As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. In relation to account receivable rate, the Company does not comply with the requirement ofthe Financial Stability Framework Agreement.

As of June 30, 2021, the Company's balance payable under the Financial Stability Framework Agreement amounts to US$28.6 million, equivalent to S/110.6 million (US$30.7 million, equivalent to S/111 million, as of December 31, 2020)

ii)	UNNA Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. In April 2021, an additional cash transfer of US$7.3 million (equivalent to US$28.2 million) was requested for the additional investments. As of June 30, 2021, TP has a total amount of financing of US$49.8 million (equivalent to S/192.4 million) and due in 2027 (US$46.4 million, equivalent to S/168.2 million, as of December 31, 2020). As of June 30, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. amounts to US$24.9 million, equivalent to S/96.2 million ( US$23.2 million, equivalent to S/84.1 million, as of December 31, 2020).

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of June 30, 2021, TP has a total amount of financing of US$20.2 million (equivalent to S/78.2 million) and due in 2026 (US$22 million, equivalent to S/80 million, as of December 31, 2020). As of June 30, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. amounts to US$10.1 million, equivalent to S/39.1 million (US$11 million, equivalent to S/40 million, as of December 31, 2020).

As of June 30, 2021 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%. The loan was used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

As of December 31, 2020, the Company defaulted with the covenants established in the loan contract and was reclassified to current liabilities. For the period ended June 30, 2021, the Company defaulted with the debt exposure ratio and minimum debt service ratio. As a consequence, the loan maintains as current liabilities.

As of June 30, 2021, the principal amount of the loan is US$18.4 million, equivalent to S/71 million (US$25.7 million, equivalent to S/93.2 million, as of December 31, 2020).

iv)	Banco Santander Loan

On December 30, 2020, Técnicas Reunidas enforced two letters of credit in the aggregate amount of US$23.7 million, which letters of credit had been issued by Santander on behalf of our subsidiary Cumbra as security pursuant to a construction contract. As a result, Cumbra subscribed to a short term loan with Banco Santander in the aggregate principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrues interest at an annual rate of Libor + 8%. The term of the loan was 30 days, which maturity was extended until March 30, 2021. We subsequently negotiated payment in installments, with the last installment due on September 30, 2021. As of June 30, 2021, the principal amount of the loan is US$23.7 million, equivalent to S/91.7 million (US$23.7 million, equivalent to S/85.9 million, as of December 31, 2020).

(b)	Other financial entities

The balance is mainly composed of the monetization of Norvial dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Norvial's projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of June 30, 2021, the loan balance payable amounted to US$40.9 million, equivalent to S/158.5 million (as of December 31, 2020, the balance was US$42.1 million, equivalent to S/152.5 million).

(c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
	At December 31, 2020	At June 30, 2021	At December 31, 2020	At June 30, 2021
Bank loans	571,659	547,517	589,737	554,955
Finance leases	52,391	51,942	54,343	13,632
Lease liability for right-of-use asset	72,726	68,653	88,779	67,649
Other financial entities	201,544	208,749	247,857	174,817
	898,320	876,861	980,716	811,053

As of December 31, 2020 and as of June 30, 2021, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 0.7% and 11% and are included as Level 2 in the level of measurement.

16.	BONDS

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Tren Urbano de Lima S.A. (a)	624,454	625,042	21,081	22,320	603,373	602,722
Norvial S.A. (b)	280,848	266,485	32,819	33,502	248,029	232,983
Cumbra Peru S.A. (c)	27,457	27,344	4,546	4,784	22,911	22,560
	932,759	918,871	58,446	60,606	874,313	858,265

(a)	Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of June 30, 2021, an accumulated amortization amounting to S/98.6 million (S/90.6 million as of December 31, 2020) has been made.

As of June 30, 2021, the balance includes VAC adjustments and interest payable for S/111.6 million (S/103.4 million as of December 31, 2020).

The account movement for the periods ended June 30, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	618,497	624,454
Amortization	(2,873)	(8,082)
Accrued interest	11,946	23,768
Interest paid	(7,512)	(15,098)
Balance at June, 30	620,058	625,042

As part of the bond structuring process, Tren Urbano de Lima S.A. pledged to report and verify compliance with the following, measured according to their individual financial statements (covenants):

- Debt service coverage ratio not less than 1.2 times;
- Maintain a constant balance in the minimum trust equal to one month of operation and maintenance costs (including VAT).
- Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

As of December 31, 2020 and as of June 30, 2021, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of June 30, 2021, the fair value amounts to S/719.4 million (S/710 million, as of December 31, 2020), this is based on discounted cash flows using the rate of 3.9% (3.6% as of December 31, 2020) and corresponds to level 2 of the fair value hierarchy.

(b)	Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended June 30, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	305,545	280,848
Amortization	(5,384)	(14,238)
Accrued interest	6,193	11,374
Capitalized interest	91	-
Interest paid	(6,283)	(11,499)
Balance at June, 30	300,162	266,485

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31, 2020 and June 30, 2021, Norvial S.A. has complied with the covenants.

As of June 30, 2021, the fair value amounts to S/270.6 million (S/304.7 million as of December 31, 2020), is based on discounted cash flows using rate 8.4% (8.1% as of December 31, 2020) and is within level 2 of the fair value hierarchy.

(c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of June 30, 2021, the balance includes accrued interest payable for US$0.3 million, equivalent to S/1 million (US$0.6 million, equivalent to S/2.2 million, as of December 31, 2020).

The account movement for the periods ended June 30, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	-	27,457
Additions	25,871	-
Amortization	-	(1,758)
Exchange difference	1,710	1,663
Accrued interest	1,009	1,102
Interest paid	-	(1,120)
Balance at June, 30	28,590	27,344

As of June 30, 2021, the fair value amounts to S/29.1 million (S/28.6 million as of December 31, 2020), is based on discounted cash flows using a rate of 6.3% (7.1% as of December 31, 2020) and is within level 3 of the fair value hierarchy.

17.	TRADE ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-Current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Invoices payable	470,118	530,985	470,118	530,985	-	-
Provision of contract costs (a)	659,299	625,835	618,797	587,799	40,502	38,036
Notes payable	8,252	7,689	8,252	7,689	-	-
	1,137,669	1,164,509	1,097,167	1,126,473	40,502	38,036

(a)	The contract cost provisions include:

i)
Goods and services received and not invoiced for S/480.5 million on engineering and construction segment, S/52 million on infrastructure segment, S/51.3 million on parent company operations segment and S/22.3 million on real estate segment (S/429.2 million, S/62.8 million, S/47 million and S/24.6 million respectively, as of December 31, 2020).

ii)	Estimate costs to come according to the the completion porcentage of projects amounting to S/18.8 million (S/95.7 million, as of December 31, 2020).

18.	OTHER ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Advances received from customers (a)	309,590	378,639	278,490	369,721	31,100	8,918
Consorcio Ductos del Sur - payable (b)	88,206	72,335	28,836	25,929	59,370	46,406
Salaries and other payable	77,386	137,855	77,386	137,855	-	-
Put option liability on Morelco acquisition	118,622	126,544	79,096	84,378	39,526	42,166
Third-party loans	11,608	11,625	9,533	9,549	2,075	2,076
Other taxes payable	115,862	124,866	102,240	112,064	13,622	12,802
Acquisition of additional non-controlling interest	27,596	30,455	27,596	30,455	-	-
Guarantee deposits	23,744	24,692	23,744	24,692	-	-
Consorcio Rio Mantaro - payables	58,129	62,011	58,129	62,011	-	-
Provision of interest for debt with suppliers	16,425	18,933	-	479	16,425	18,454
Other accounts payables	54,470	53,471	33,356	33,036	21,114	20,435
	901,638	1,041,426	718,406	890,169	183,232	151,257

(a)	Advances received from customers relate mainly from construction projects, and are applied to progress billings, in accordance with contract terms.

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Advances customers consortiums	83,640	189,268	83,640	189,268	-	-
Customer advances for real estate projects	78,286	93,312	78,286	93,312	-	-
Quellaveco Project	86,415	48,649	71,571	48,649	14,844	-
Special National Transportation Infrastructure Project	24,050	22,019	13,781	13,299	10,269	8,720
Others	37,199	25,391	31,212	25,193	5,987	198
	309,590	378,639	278,490	369,721	31,100	8,918

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/72.3 million (S/88.2 million as of December 31, 2020), assumed by the subsidiary Cumbra Peru S.A. as a result of the termination of Gasoducto Sur Peruano S.A. operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

19.	PROVISIONS

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2020	2021	2020	2021	2020	2021

Legal claims (a)	370,787	388,801	79,966	81,670	290,821	307,131
Tax claims	5,630	10,838	1,954	7,162	3,676	3,676
Provision for well closure (b)	52,949	58,013	10,837	14,494	42,112	43,519
	429,366	457,652	92,757	103,326	336,609	354,326

(a)	Legal contingencies correspond mainly to:

Civil compensation

Corresponding to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As of June 30, 2021, the present value of the estimated provision totals S/154 million and US$17.2 million, equivalent to a total S/220.5 million.

Proceso administrative Indecopi

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat, which is subject to review by the Commission for the Defense of Free Competition of INDECOPI, related to the sanctioning administrative procedure mentioned in Note 1.c). In this regard, Company and its legal advisors estimate that, based on the findings of the Final Investigation Report, the fine to be imposed on Cumbra Peru S.A. in this case should not exceed S/39 million and was recorded on June 30, 2021 the equivalent to the corresponding present value that results in S/24.5 million.

Securities Class actions NY SEC

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York. Both complaints allege false and misleading statements during the class period. In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of July 2, 2021, the Company has signed the settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. As of December 31, 2019, the Company registered a provision of US$15 million (equivalent of S/49.8 million), the difference of US$5 million will be covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company. As of June 30, 2021, the Company maintains a provision plus interest of US$15.2 million, equivalent to S/58.9 million (as of December 31, 2020, US$14.9 million plus interest, equivalent to S/54 million).

On June 30, 2021, the first amendment to the agreement signed in 2020 was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million) and that the remaining US$14.1 million, plus an Interest of 5% and 8% after June 30, 2021, must be paid by the company before September 30, 2021.

Other legal provisions

As of June 30, 2021, it corresponds to civil, labor, administrative and contentious administrative contingencies estimated at S/84.9 (S/76 million as of December 31, 2020). In addition, within the legal contingencies of a civil nature, it mainly includes claims received from clients for S/45.9 million corresponding to the subsidiary Cumbra Peru S.A. (S/41.1 million, as of December 31, 2020).

(b)
The provision for closure as of June 30, 2021 mainly corresponds to: i) provisions for the closure of wells of UNNA Energia S.A. for S/53.2 million; ii) provision of costs associated with the closing of the concession contract of Norvial S.A. for S/4.8 million (S/48.4 million and S/4.5 million respectively, as of December 31, 2020).

The account movement for the periods ended June 30, 2020 and 2021 is as follows:

			Provision
	Legal	Tax	for well
	claims	claims	closure	Total

At January 1, 2020	274,633	3,686	50,116	328,435
Additions	11,936	1,954	1,034	14,924
Present value	602	-	-	602
Reversals of provisions	(7,410)	(10)	-	(7,420)
Payments	(490)	-	(1,035)	(1,525)
Translation adjustments	3,373	-	-	3,373
At June 30, 2020	282,644	5,630	50,115	338,389

At January 1, 2021	368,241	8,176	52,949	429,366
Additions	15,685	2,707	1,299	19,691
Present value	2,251	-	291	2,542
Reversals of provisions	(3,096)	-	-	(3,096)
Reclasification	(3,164)	(45)	3,209	-
Payments	(2,027)	-	(59)	(2,086)
Translation adjustments	10,911	-	324	11,235
At June 30, 2021	388,801	10,838	58,013	457,652

20.	CAPITAL
As of June 30, 2021 and as of December 31, 2020, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of June 30, 2021, a total of 157,865,225 shares were represented in ADS, equivalent to 31,573,045 ADSs at a rate of 5 shares per ADS.

As of December 31, 2020, a total of 190,863,050 shares were represented by ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS.

21.	EXPENSES BY NATURE
For the periods ended June 30, 2020 and 2021, this item comprises:

	Cost
	of goods	Administrative
	and services	expenses	Total
2020
Salaries, wages and fringe benefits	471,876	50,778	522,654
Services provided by third-parties	375,389	19,370	394,759
Purchase of goods	251,199	-	251,199
Other management charges	144,185	6,115	150,300
Depreciation (Note 14)	50,390	3,790	54,180
Amortization (Note 14)	48,492	2,163	50,655
Impairment of accounts receivable	1,654	-	1,654
Taxes	5,623	497	6,120
Recovery of property, plant and equipment	(258)	-	(258)
Inventory recovery	(1,071)	-	(1,071)
	1,347,479	82,713	1,430,192

2021
Salaries, wages and fringe benefits	646,460	54,250	700,710
Services provided by third-parties	499,020	27,346	526,366
Purchase of goods	343,282	-	343,282
Other management charges	112,596	7,723	120,319
Depreciation (Note 14)	46,861	4,253	51,114
Amortization (Note 14)	47,007	1,548	48,555
Impairment of accounts receivable	542	-	542
Taxes	1,649	336	1,985
Recovery of property, plant and equipment	(1,323)	-	(1,323)
	1,696,094	95,456	1,791,550

22.	OTHER INCOME AND EXPENSES

For the periods ended June 30, 2020 and 2021, this item comprises:

	2020	2021
Other income:
Sale of assets	6,710	4,763
Recovery of provisions and impairments	4,392	3,283
Insurance compensation	44	2,491
Penalty income	-	717
Supplier debt forgiveness	183	-
Others	2,407	1,067
	13,736	12,321

Other expenditures:
Asset impairment	13,487	65
Civil repair to the Peruvian Government	-	-
Net cost of fixed assets disposal	6,516	4,749
Disposal of property, plant and equipment	148	1,426
Legal and tax litigation	-	-
Renegotiation of contract with suppliers	-	-
Present value of the call option	-	-
Provision for well closure	1,034	702
Administrative fine	160	8,079
Others	507	201
	21,852	15,222
	(8,116)	(2,901)

23.	FINANCIAL INCOME AND EXPENSES

For the periods ended June 30, 2020 and 2021, this item comprises:

	2020	2021

Financial income:
Interest on loans to third parties	813	121
Profit for present value of financial asset or financial liability	3,003	1,524
Interest on short-term bank deposits	1,218	338
Others	1,668	721
	6,702	2,704

Financial expenses:
Interest expense:
- Bank loans	31,918	34,302
- Bonds	13,483	12,476
- Loans from third parties	8,479	4,326
- Right-of-use	2,901	2,107
- Financial lease	1,824	1,641
Commissions and collaterals	11,903	13,031
Interests of the Tax Administration	1,557	10,964
Loss for present value of financial asset or financial liability (a)	5,648	25,493
Exchange difference loss, net	1,538	13,590
Derivative financial instruments	49	-
Other financial expenses	3,435	766
Less capitalized interest	(2,815)	(856)
	79,920	117,840

(a)
The increase is mainly generated by the effect of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/24.8 million (Note 11), due to the variation of the discount rate applied, which increased from 1.65% to 2.46%.

24.	INCOME TAX

The condensed interim consolidated financial statements for the period ended June 30, 2021, income tax expense is recognized based on management’s estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate as of June 30, 2021 is 84.13% (9.55% for the period ended in June 30, 2020).

25.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2021, contingencies held by the Corporation are substantially the same as those existing as of December 31, 2020.

The Corporation maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$398.2 million (US$427.5 million, as of December 31, 2020).

26.	DIVIDENDS

In compliance with certain covenants, the company will not pay, except for transactions with non- controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends inthe future. Additionally, “the Agreement” does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1 c) has been amortized.

For the period ended June 30, 2021, the Corporation’s subsidiaries have paid dividends to its non- controlling interests in the amount of S/11.2 million (S/61.7 million for period ended in June 30, 2020).

27.	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

For the periods ended June 30, 2020 and 2021, the basic loss per common share is as follows:

		2020	2021

Loss attributable to owners of the Company
during the period		(69,795)	(61,597)
Weighted average number of shares in issue
at S/1.00 each, at June 30,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(0.080)	(0.071)

(*) The Corporation does not have common shares with dilutive effects at June 30, 2020 and 2021.

28.	OPERATIONS OF SUBSIDIARY ADEXUS S.A. RECLASSIFIED AS CONTINUING OPERATIONS

As of September 30, 2020, the financial information of the subsidiary Adexus S.A. (hereinafter Adexus) was reclassified as continuous operation. The subsidiary that have been reclassified as a non-current assets held for sale at December 31, 2018, has as main activity to provide information technology solutions mainly in Chile and Peru. Despite the fact that the Company has been committed to a pan to carry out the sale, the circumstances that arose in the subsidiary during this period, which are explained below, have forced us to change initial plan, focusing in negotiating with vendors liabilities terms sale resulting in a viable plan again.

On November 19, 2019, Adexus filed an application for reorganization under law 20.720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. In 2020, Adexus S.A. has complied with the payment schedule agreed with the creditors. On December 28, the creditor’s committee signed a debt reorganization agreement whithe pledge creditors and unsecured creditors.

29.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Convertible Bond Subscription Agreement

On July 13, 2021, has entered into a Convertible Bond Subscription Agreement with IG4 Capital Infrastructure Investments LP ("IG4") whereby it agrees to subscribe to debt instruments convertible into shares for a total price of US$22.1 million issued by the Company as part of the Convertible Bond Program for up to US$ 90 million. The subscription commitment referred above is subject to the condition that the tender offer made by IG4 is successful.